SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (Amendment No. )*

                        LASER Mortgage Management, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.001 par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                                     51806D100
-------------------------------------------------------------------------------
                                (CUSIP Number)



                             Garret Filler, Esq.                                    Joseph W. Armbrust, Jr., Esq.
                      Ellington Management Group, L.L.C.                                  Brown & Wood LLP
                               53 Forest Avenue                                        One World Trade Center
                       Old Greenwich, Connecticut 06870                               New York, New York 10048
                                (203) 698-1136                                             (212) 839-5300
---------------------------------------------------------------------- ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               October 29, 1999
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                 SCHEDULE 13D
CUSIP NO. 51806D100

----------------------------------------------------------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              NEW ELLINGTON PARTNERS, L.P.
----------------------------------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (A) |_|
                                                                                                      (B) |_|
----------------------------------------------------------------------------------------------------------------------------------
3             SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

                        WC
----------------------------------------------------------------------------------------------------------------------------------
5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     |_|


----------------------------------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

                        DELAWARE
----------------------------------------------------------------------------------------------------- ----------------------------
NUMBER OF     7  SOLE VOTING POWER
 SHARES
                     0
             ---------------------------------------------------------------------------------------------------------------------
BENEFICIALLY  8   SHARED VOTING POWER
 OWNED BY
                     1,475,000
              --------------------------------------------------------------------------------------------------------------------
   EACH       9    SOLE DISPOSITIVE POWER
REPORTING
                      0
              --------------------------------------------------------------------------------------------------------------------
  PERSON      10   SHARED DISPOSITIVE POWER
   WITH
                      1,475,000
----------------------------------------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,475,000
----------------------------------------------------------------------------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       |_|


----------------------------------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      9.85%
----------------------------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

                     PN
----------------------------------------------------------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT.


                                 SCHEDULE 13D
CUSIP NO. 51806D100
----------------------------------------------------------------------------------------------------- ----------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                      ELLINGTON CAPITAL MANAGEMENT, L.L.C.
----------------------------------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (A) |_|
                                                                                                      (B) |_|
----------------------------------------------------------------------------------------------------------------------------------
3             SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

                        OO
----------------------------------------------------------------------------------------------------------------------------------
5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     |_|


----------------------------------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

                        DELAWARE
----------------------------------------------------------------------------------------------------- ----------------------------
NUMBER OF     7  SOLE VOTING POWER
 SHARES
                     0
             ---------------------------------------------------------------------------------------------------------------------
BENEFICIALLY  8   SHARED VOTING POWER
 OWNED BY
                     1,475,000
              --------------------------------------------------------------------------------------------------------------------
   EACH       9    SOLE DISPOSITIVE POWER
REPORTING
                      0
              --------------------------------------------------------------------------------------------------------------------
  PERSON      10   SHARED DISPOSITIVE POWER
   WITH
                      1,475,000
----------------------------------------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,475,000
----------------------------------------------------------------------------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       |_|


----------------------------------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      9.85%
----------------------------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

                     IA
----------------------------------------------------------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT.


                                 SCHEDULE 13D
CUSIP NO. 51806D100

----------------------------------------------------------------------------------------------------- ----------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   ELLINGTON MANAGEMENT GROUP, L.L.C.
----------------------------------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (A) |_|
                                                                                                      (B) |_|
----------------------------------------------------------------------------------------------------------------------------------
3             SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

                        OO
----------------------------------------------------------------------------------------------------------------------------------
5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     |_|


----------------------------------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

                        DELAWARE
----------------------------------------------------------------------------------------------------- ----------------------------
NUMBER OF     7  SOLE VOTING POWER
 SHARES
                     0
             ---------------------------------------------------------------------------------------------------------------------
BENEFICIALLY  8   SHARED VOTING POWER
 OWNED BY
                     1,475,000
              --------------------------------------------------------------------------------------------------------------------
   EACH       9    SOLE DISPOSITIVE POWER
REPORTING
                      0
              --------------------------------------------------------------------------------------------------------------------
  PERSON      10   SHARED DISPOSITIVE POWER
   WITH
                      1,475,000
----------------------------------------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,475,000
----------------------------------------------------------------------------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       |_|


----------------------------------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      9.85%
----------------------------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

                     IA
----------------------------------------------------------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT.


                                 SCHEDULE 13D
CUSIP NO. 51806D100

----------------------------------------------------------------------------------------------------- ----------------------------
1             NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   VC INVESTMENTS, L.L.C.
----------------------------------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (A) |_|
                                                                                                      (B) |_|
----------------------------------------------------------------------------------------------------------------------------------
3             SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

                        OO
----------------------------------------------------------------------------------------------------------------------------------
5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     |_|


----------------------------------------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

                        DELAWARE
----------------------------------------------------------------------------------------------------- ----------------------------
NUMBER OF     7  SOLE VOTING POWER
 SHARES
                     0
             ---------------------------------------------------------------------------------------------------------------------
BENEFICIALLY  8   SHARED VOTING POWER
 OWNED BY
                     1,475,000
              --------------------------------------------------------------------------------------------------------------------
   EACH       9    SOLE DISPOSITIVE POWER
REPORTING
                      0
              --------------------------------------------------------------------------------------------------------------------
  PERSON      10   SHARED DISPOSITIVE POWER
   WITH
                      1,475,000
----------------------------------------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,475,000
----------------------------------------------------------------------------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       |_|


----------------------------------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      9.85%
----------------------------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

                     OO
----------------------------------------------------------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT.


ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the shares of common stock, $.001 par value per share (the "Common Shares"), of LASER Mortgage Management, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 151 West Passaic Street, Rochelle Park, New Jersey 07662.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This statement is being filed by and on behalf of (i) New
Ellington Partners, L.P. ("NEP"), a Delaware limited partnership, with respect to the Common Shares held by it; (ii) Ellington Capital Management, L.L.C. ("ECM"), a Delaware limited liability company and a registered investment adviser, as the sole general partner of NEP, with respect to the Common Shares held by NEP; (iii) Ellington Management Group, L.L.C. ("EMG"), a Delaware limited liability company and a registered investment adviser, as discretionary investment adviser of NEP; and (iv) VC Investments, L.L.C.
("VC"), a Delaware limited liability company, as the managing member of ECM and EMG, with respect to the Common Shares held by NEP (NEP, ECM, EMG and VC collectively, the "Reporting Persons"). Michael W. Vranos is the managing member of VC. Mr. Vranos and Laurence Penn, Olivier Cojot-Goldberg, George H. Zettler, Michael Zaretsky and John Geanakoplos are members and executive officers of EMG and members of ECM. Carol L. Calhoun, David Bailin and Garret I.
 Filler are executive officers of EMG.

     The 1,475,000 Common Shares reported for hereby are held directly by NEP. Each of ECM, as the general partner of NEP, EMG, as investment adviser to NEP, and VC, as the managing member of each of ECM and EMG, may be deemed to be the beneficial owner of all such Common Shares held of record by NEP.

     (b) The address of the principal business of each of NEP, ECM, EMG and VC is 53 Forest Avenue, Old Greenwich, CT 06870. The business address of each of Mr. Vranos, Mr. Penn, Mr. Cojot-Goldberg, Mr. Zettler, Mr. Zaretsky, Mr. Geanakoplos, Ms. Calhoun, Mr. Bailin and Mr. Filler is 53 Forest Avenue, Old Greenwich, CT 06870.

     (c) The principal business of NEP is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of ECM is that of a registered investment adviser. ECM also acts as general partner of NEP and of certain other accounts managed by EMG. The principal business of EMG is that of a registered investment adviser. The principal business of VC is to act as managing member of each of ECM and EMG. The principal occupation or employment of each of Mr. Vranos, Mr. Penn, Mr. Cojot-Goldberg, Mr. Zettler, Mr. Zaretsky, Ms. Calhoun, Mr. Bailin and Mr. Filler is to act as an executive officer of EMG. The principal occupation or employment of Mr. Geanakoplos is as a professor of economics at Yale University. He is also an executive officer of EMG.

     (d) None of NEP, ECM, EMG, VC, Mr. Vranos, Mr. Penn, Mr. Cojot-Goldberg, Mr. Zettler, Mr. Zaretsky, Mr. Geanakoplos, Ms. Calhoun, Mr. Bailin or Mr. Filler has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of NEP, ECM, EMG, VC, Mr. Vranos, Mr. Penn, Mr. Cojot-Goldberg, Mr. Zettler, Mr. Zaretsky, Mr. Geanakoplos, Ms. Calhoun, Mr. Bailin or Mr. Filler has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to any such laws.

     (f) Each of Mr. Vranos, Mr. Penn, Mr. Cojot-Goldberg, Mr. Zettler, Mr Zaretsky, Mr. Geanakoplos, Ms. Calhoun, Mr. Bailin and Mr. Filler is a citizen of The United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The aggregate purchase price (including commissions) for the Common Shares held by NEP was $5,808,125. The source of funds for the purchase of the Common Shares was working capital of NEP.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Common Shares held by NEP were acquired for the purpose of investment in the Company with a view towards engaging in a transaction substantially on the terms set forth in the Proposal Letter referred to hereinafter. On November 5, 1999, EMG sent a letter (the "Proposal Letter") to the Company. A copy of the Proposal Letter is filed herewith as Exhibit 2 and is incorporated herein by reference. In the Proposal Letter, EMG offered to enter into negotiations with the Company to enter into a definitive agreement providing for the acquisition of all the outstanding Common Shares at a purchase price of $4.15 per share. The Company has not yet responded to the Proposal Letter. The Reporting Persons intend to continue to review the investment of NEP in the Company based on the Company's anticipated response to the Proposal Letter and based on various factors that the Reporting Persons consider relevant, including, without limitation, (i) the financial performance and prospects of the Company; (ii) general economic, market and investment conditions and (iii) other investment opportunities available to the Reporting Persons. Depending on the Company's anticipated response to the Proposal Letter and these and other factors, the Reporting Persons may pursue various courses of action, including selling some or all of the Common Shares held by NEP in the open market or otherwise, or seeking to negotiate with the Company or its representatives, and/or contacting other investors in the Company or other interested parties for the purpose of discussing an acquisition of the Company or certain assets of the Company by the Reporting Persons and other related matters.

     Except as set forth above, none of the Reporting Persons has any current plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D promulgated by the Securities and Exchange Commission. However, the Reporting Persons reserve the right to change any plans or intentions at any time and to take any and all actions that they deem appropriate to maximize the value of NEP's investment in the Company, including the actions described above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, NEP is the direct beneficial owner of 1,475,000 Common Shares, representing approximately 9.85% of the aggregate outstanding Common Shares, based on an aggregate of 14,974,083 Common Shares outstanding as announced by the Company in a press release dated November 1, 1999. Each of VC, ECM and EMG may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the Common Shares held by NEP as described in paragraph (b) below. Each of VC, ECM and EMG disclaim beneficial ownership of the Common Shares for all other purposes. To the best knowledge of the Reporting Persons, except as set forth herein, none of Mr. Vranos, Mr. Penn, Mr. Cojot-Goldberg, Mr. Zettler, Mr. Zaretsky or Mr. Geanakoplos beneficially owns any Common Shares.

     (b) Each of ECM, as general partner of NEP, EMG, as investment adviser to NEP, and VC, as the managing member of ECM and EMG, has the power to vote or direct the vote and the power to dispose or direct the disposition of the Common Shares held by NEP. Consequently, each of VC, ECM and EMG may be deemed to have beneficial ownership of such Common Shares.

     (c) The following table sets forth all purchases with respect to the Common Shares effected during the past sixty (60) days by the Reporting Persons. Each transaction set forth below represents a purchase in the open market.



      Reporting Person                  Trade Date                 Shares Bought                Price Per Share
---------------------------             ----------                 -------------                ---------------


             NEP                        9/30/99                       100,000                      $3.9375
             NEP                        10/7/99                       625,000                      $3.9050
             NEP                        10/29/99                      750,000                      $3.9650



     (d) Except as set forth herein, no other person is known to have the right to receive or to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares held by NEP.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 - Joint Filing Agreement.

     Exhibit 2 - Proposal Letter.

                                                            SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 1999

                                      NEW ELLINGTON PARTNERS, L.P.

                                      By:  Ellington Capital Management, its
                                      General Partner

                                       By:  VC Investments, L.L.C.,
                                            Managing Member


                                       By: /s/ Michael Vranos
                                           -----------------------------------
                                           Michael Vranos
                                           Managing Member



                                    ELLINGTON CAPITAL MANAGEMENT, L.L.C.


                                    By:  VC Investments, L.L.C.,
                                         Managing Member


                                    By: /s/ Michael Vranos
                                        --------------------------------------
                                        Michael Vranos
                                        Managing Member


                                   ELLINGTON MANAGEMENT GROUP, L.L.C.


                                   By:  VC Investments, L.L.C.,
                                        Managing Member


                                   By: /s/ Michael Vranos
                                       ---------------------------------------
                                       Michael Vranos
                                       Managing Member


                                   VC INVESTMENTS, L.L.C.


                                   By: /s/ Michael Vranos
                                       ---------------------------------------
                                       Michael Vranos
                                       Managing Member

EXHIBIT 1

                            JOINT FILING AGREEMENT

     The undersigned hereby agree that the Statement on Schedule 13D, dated as of November 5, 1999 (the "Schedule 13D"), with respect to the shares of common stock, par value $.001 per share, of LASER Mortgage Management Inc. is, and any amendments thereto shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which when taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of this 5th day of November 1999.

                                     NEW ELLINGTON PARTNERS, L.P.

                                     By:  Ellington Capital Management, its
                                          General Partner

                                       By:   VC Investments, L.L.C.,
                                             Managing Member


                                       By: /s/ Michael Vranos
                                           -----------------------------------
                                           Michael Vranos
                                           Managing Member



                                      ELLINGTON CAPITAL MANAGEMENT, L.L.C.


                                      By:  VC Investments, L.L.C.,
                                           Managing Member


                                      By: /s/ Michael Vranos
                                          ------------------------------------
                                          Michael Vranos
                                          Managing Member


                                      ELLINGTON MANAGEMENT GROUP, L.L.C.


                                      By:  VC Investments, L.L.C.,
                                           Managing Member


                                      By: /s/ Michael Vranos
                                          ------------------------------------
                                          Michael Vranos
                                          Managing Member


                                      VC INVESTMENTS, L.L.C.


                                      By: /s/ Michael Vranos
                                          ------------------------------------
                                          Michael Vranos
                                          Managing Member

EXHIBIT 2

                [Letterhead of Ellington Management Group LLC]

                                                              November 5, 1999

VIA FEDERAL EXPRESS
-------------------

Fredrick N. Khedouri
Chairman of the
   Board of Directors
Laser Mortgage Management, Inc.
151 West Passaic Street
Rochelle Park,  NJ  07662
Dear Fred:

     As you are aware, we have had an interest in Laser for some time. In fact, one of our funds recently acquired in excess of 5% of Laser's outstanding shares. As investment adviser to our fund that holds Laser shares, we have a strong interest in increasing shareholder value.

     We noted with interest Laser's press release this past Monday announcing a restructuring of Laser's management and the engagement of Mariner Mortgage Management LLC as the external manager of Laser with responsibility for the day-to-day management of Laser's investments. In light of Laser's decision not to liquidate and instead to hire a new management firm, we would like to discuss with you and Laser's board a negotiated acquisition by our funds of up to 100% of the outstanding shares of Laser at a price of $4.15 per share. This price represents a premium of approximately 16.5% over Laser's closing share price on Wednesday of $3 9/16 and represents a premium of approximately 15.6% over the average trading price of Laser shares over the past six months.

     We propose a two step transaction pursuant to which we would commence a tender offer that receives the full support and recommendation of the Laser board, to be followed by a back-end merger. The tender offer would be subject to customary conditions, including that there be tendered such number of shares that, when taken together with the shares we already own, will constitute at least a majority of the outstanding Laser shares on a fully diluted basis and that the Laser board take all necessary actions to render the provisions of Article IX of the Laser charter inapplicable to the offer and the merger. In the event our respective advisors determine that the REIT provisions under the Internal Revenue Code render a two-step transaction impracticable, we would restructure our proposal as a one step merger.

     We believe such a transaction would be extremely attractive to Laser's shareholders. Shareholders would receive a premium for their shares, and would not have to be concerned with the existing uncertainties related to their ownership of Laser, including those risks and uncertainties associated with the performance and disposition of the illiquid and esoteric derivative securities which remain in Laser's portfolio even long after the resignation of the original manager.

     In order for us to commit the resources and incur the expenses that are necessary to undertake a transaction of this type, we require that you execute the enclosed letter agreement providing us with a thirty-day exclusivity period to complete our diligence and finalize all necessary documentation.

     As you are aware, as the owner of in excess of 5% of the outstanding Laser shares we are required to disclose our intentions as outlined in this letter in our initial Schedule 13D filing with the Securities and Exchange Commission.

     We are committed to engaging in this transaction. Our proposal is conditioned only upon the completion of mutually acceptable definitive documentation and the satisfactory completion of our due diligence review of Laser. We believe that the proposed transaction would be in the best interests of Laser's shareholders, and would have their strong support. We and our advisors are prepared to meet with Laser and its advisors to negotiate and finalize all the documentation necessary to reflect the transaction described above as soon as we receive an executed copy of the enclosed exclusivity letter agreement. Please let us know by the close of business on Wednesday, November 10th, 1999, how you would like to proceed.

                              Very truly yours,



                              ELLINGTON MANAGEMENT GROUP,  L.L.C.
                              By:  VC Investments, L.L.C., as managing member

                              By:  /s/ Michael Vranos
                                   ----------------------
                                   Michael Vranos
                                   Managing Member

                 [Letterhead of Ellingon Management Group LLC]


                                                              November 5, 1999



Fredrick N. Khedouri
Chairman of the
   Board of Directors
Laser Mortgage Management, Inc.
151 West Passaic Street
Rochelle Park,  NJ  07662

Gentlemen:

     By separate correspondence, Ellington Management Group, L.L.C. ("EMG") has submitted a proposal (the "Proposal") with respect to a possible transaction involving Laser Mortgage Management, Inc. ("Laser"). In consideration of our continued evaluation of such a potential transaction and as an inducement to our continuing to expend time and incur the expenses associated with conducting ongoing due diligence and substantive negotiations regarding such a transaction, EMG requires you to agree, as set forth below, to deal exclusively with EMG.

     Specifically, from the date hereof until the earlier of (i) thirty days from the date of this Letter Agreement and (ii) the termination of the negotiations contemplated hereby confirmed in writing by both EMG and Laser, Laser agrees (A) that Laser shall not, and shall not permit its Representatives (as defined below) to, initiate, solicit, consider or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer in connection with any transaction involving a merger, acquisition, consolidation or restructuring of Laser, the management of Laser, or any purchase of all or any significant portion of the assets or any equity securities of Laser or its subsidiaries, other than the transactions contemplated by our Proposal (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or participate in any discussions, negotiations or other communications concerning, or cooperate with or provide any information or data to, any person relating to an Acquisition Proposal, or otherwise facilitate or encourage any effort or attempt to make or implement an Acquisition Proposal; (B) that Laser will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing and will take the necessary steps to inform its Representatives of the obligations undertaken in this Letter Agreement; and
(C) that Laser will notify EMG immediately if any such inquiries or proposals (including the identity of the party making such inquiry or proposal and the terms thereof) are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, Laser.

     You agree that irreparable damage would occur in the event that the terms of this Letter Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the agreement in this Letter Agreement and to enforce specifically the terms and provisions thereof, this being in addition to any other remedy available at law or in equity. This Letter Agreement shall be construed in accordance with the laws of the State of New York without regard to its rules of conflicts of laws.

     It is understood and agreed that no failure or delay by EMG in exercising any of its rights hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof. The agreements set forth in this Letter Agreement may be modified or waived only by a separate writing signed by both Laser and EMG. Unless and until a definitive agreement is entered into, neither Laser nor EMG or their respective affiliates will be under any legal obligation whatsoever with respect to any transaction as described in the Proposal except for the matters specifically agreed to in this Letter Agreement.

     "Representative" means, as to any person, such person's affiliates and its and their directors, officers, employees, agents, advisors (including, without limitation, financial advisors and counsel to Laser, its Board of Directors and any committee thereof) and controlling persons.

     As used in this letter agreement, the term "person" shall be interpreted broadly to include, without limitation, any corporation, company, partnership, limited liability company, other entity or individual, as well as any group or syndicate that would be deemed to be a person under Section 13(d)(3) of the United States Securities Exchange Act of 1934, as amended.

     If you are in agreement with the foregoing, please sign and return one copy of this letter, which thereupon will constitute our agreement with respect to the subject matter hereof.

                           Sincerely,


                           ELLINGTON MANAGEMENT GROUP,  L.L.C.
                           By:  VC Investments, L.L.C., as managing member


                           By:/s/ Michael Vranos
                              --------------------------------------------
                              Michael Vranos
                              Managing Member


Agreed to and accepted as of the date first written above.

LASER MORTGAGE MANAGEMENT, INC.

By: _______________________________
     Name:
     Title: